UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

LIVEPERSON, INC.
(Name of Registrant as Specified in Its Charter)

STARBOARD VALUE LP

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

STARBOARD VALUE AND OPPORTUNITY S LLC

STARBOARD VALUE AND OPPORTUNITY C LP

STARBOARD VALUE R LP

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

STARBOARD VALUE L LP

STARBOARD VALUE R GP LLC

STARBOARD X MASTER FUND LTD

STARBOARD VALUE GP LLC

STARBOARD PRINCIPAL CO LP

STARBOARD PRINCIPAL CO GP LLC

JEFFREY C. SMITH

PETER A. FELD

JOHN R. MCCORMACK

VANESSA PEGUEROS

YAEL ZHENG

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 2, 2022

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

_____________, 2022

Dear Fellow LivePerson Stockholders:

Starboard Value and Opportunity Master Fund Ltd (together with its affiliates, “Starboard” or “we”) and the other participants in this solicitation are the beneficial owners of an aggregate of 7,010,299 shares, or approximately 9.7%, of the outstanding common stock, par value $0.001 per share (the “Common Stock”) of LivePerson, Inc., a Delaware corporation (“LPSN”, “LivePerson” or the “Company”), making us one of the Company’s largest stockholders. For the reasons set forth in the attached Proxy Statement, we believe significant changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is managed and overseen in a manner consistent with your best interests. We have nominated a slate of highly-qualified director candidates for election to the Board at the Company’s upcoming 2022 Annual Meeting of Stockholders (the “Annual Meeting”).

We believe LivePerson is fundamentally a great company with best-in-class technology and significant unmet potential having built a highly relevant product in a fast-growing market. Despite the Company’s promising future prospects, LivePerson has suffered from a prolonged period of disappointing and deteriorating financial results, missed expectations, execution issues, and poor corporate governance practices.

We believe that substantial change is required on the Board in order to provide renewed accountability to stockholders and the objectivity and perspective to make difficult decisions without the burden of attachment to past practices. We firmly believe that with the right Board in place, LivePerson can become a best-in-class company in its industry and generate significant value for all stockholders. We are therefore seeking to reconstitute the Board with directors who we believe have appropriate and relevant skill sets, as well as the shared objective of enhancing value for the benefit of all LivePerson stockholders.

The [four (4)] director candidates we have nominated – [Peter A. Feld, John R. McCormack, Vanessa Pegueros and Yael Zheng] – have backgrounds spanning technology, enterprise software as a service, go-to-market, information technology and security, operations, finance, private equity, restructuring, strategic transformation and public company governance. Collectively, they have substantial and highly successful experience in the technology sector, including decades of experience as senior executives and directors of well-performing cloud-based software and information security companies.

Biographies of Starboard’s nominees (in alphabetical order):

Peter A. Feld

Operating Experience

Mr. Feld is a Co-Founder, Managing Member, and Head of Research at Starboard Value LP.

Prior to founding Starboard, he was a Managing Director at Ramius and a Portfolio Manager at Ramius Value and Opportunity Master Fund Ltd.

Prior Board Experience

Mr. Feld currently serves as Chair of GCP Applied Technologies and a director of NortonLifeLock and Green Dot.

Mr. Feld previously served as a director of Magellan Health, AECOM, Marvell Technology, Brink’s, Insperity, Darden Restaurants, and Integrated Device Technology, among others.

John R. McCormack

Operating Experience

Mr. McCormack is an Operating Partner at Siris Capital Group LLC, a private equity firm.

Previously, Mr. McCormack was an Operating Partner at TELEO Capital Management LLC and an Operating Executive at Marlin Equity Partners. Mr. McCormack was also previously the CEO of Forcepoint LLC (f/k/a Raytheon/Websense) and AppRiver. Mr. McCormack was also the Interim CEO of Fidelis Cybersecurity.

Prior Board Experience

Mr. McCormack currently serves as a director of Ping Identity. Mr. McCormack is also a director of Forcepoint and NeuShield, Inc. (Chair), two privately held companies.

Previously, Mr. McCormack served as a director of AppRiver (Chair), Fidelis Cybersecurity (Chair), and Identity Engines.

Vanessa Pegueros

Operating Experience

Ms. Pegueros most recently served as Chief Trust & Security Officer of Onelogin, Inc.

Prior to that, Ms. Pegueros served as Vice President and Chief Information Security Officer of DocuSign, Inc. Ms. Pegueros also previously served as Senior Vice President of Information Security and Chief Information Security Officer at U.S. Bancorp and Expedia Group, Inc., respectively.

Prior Board Experience

Ms. Pegueros currently serves on the Board of Directors of Prisidio Inc, a privately held company. Ms. Pegueros is also a member of the Audit Committee of the Boeing Employee Credit Union.

Previously, Ms. Pegueros served on the Board of Directors of Carbon Black, Inc.

Yael Zheng

Operating Experience

Ms. Zheng most recently served as Chief Marketing Officer of Bill.com Holdings, Inc.

Prior to that, Ms. Zheng served as Chief Marketing Officer at Tintri, Inc. Ms. Zheng also previously served, on a consulting basis, as Head of Marketing of Medallia, Inc. and as Vice President of Corporate and Worldwide Marketing at VMware, Inc.

Prior Board Experience

Ms. Zheng currently serves on the Boards of Directors of MeridianLink, Inc., Plantronics, Inc., and privately held Splashtop, Inc.

Previously, Ms. Zheng served as a director of Stella Connect Inc.

Our goal is to create value for the benefit of all stockholders. The individuals we have nominated are highly-qualified, extraordinarily capable, and ready to serve stockholders to help make LivePerson a stronger, faster growing, more profitable, and, ultimately, more valuable company. We look forward to sharing our detailed views on, and comprehensive plans for, LivePerson in the coming weeks and look forward to engaging with you as we approach the Annual Meeting.

The Company has a classified Board, which is currently divided into three (3) classes. We believe the terms of three (3) Class I directors expire at the Annual Meeting.1 Through the attached Proxy Statement and enclosed WHITE proxy card, we are soliciting proxies to elect only our [four (4)] nominees. Accordingly, the enclosed WHITE proxy card may only be voted for our nominees and does not confer voting power with respect to any of the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. There is no assurance that any of the Company’s nominees will serve as directors if all or some of our nominees are elected.

Notwithstanding the foregoing, we note that on April 13, 2022, Starboard sent a letter to the Company’s general counsel (the “Universal Proxy Request”) requesting that the Company consent to the use of a universal proxy card for the Annual Meeting listing all director candidates duly-nominated by Starboard and the Company on both Starboard’s and the Company’s proxy cards. In the letter, Starboard reminded the Company of the SEC’s amendments to the federal proxy rules requiring the use of universal proxy cards in all contested director elections occurring after August 31, 2022 (the “New Proxy Rules”) and that a universal proxy card is widely acknowledged as a governance best practice given the flexibility it offers stockholders in exercising their voting rights in a contested election. Starboard also expressed its belief in the letter that a universal proxy card would be strongly preferred by the Company’s stockholders for voting at the Annual Meeting, particularly given that the Annual Meeting is expected to occur just a few months prior to when the New Proxy Rules will go into effect. As of the filing of this preliminary proxy statement, the Company has not yet responded to Starboard’s Universal Proxy Request.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating, and returning the enclosed WHITE proxy card today.

1 The Company has not yet announced its nominees for election at the Annual Meeting. Once the Company announces its nominees and the number of seats up for election at the Annual Meeting, Starboard will make any necessary updates to this cover letter and the attached Proxy Statement, including removing one of Starboard’s nominees for election at the Annual Meeting if there are only three seats available for election at such Annual Meeting.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating, and returning a later dated proxy or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact D.F. King & Co., Inc., which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support.

/s/ Peter A. Feld

Peter A. Feld
Starboard Value and Opportunity Master Fund Ltd

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of Starboard’s proxy materials,

please contact D.F. King & Co., Inc. at the phone numbers or email address listed below.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 591-8263

Email: lpsn@dfking.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 2, 2022

2022 ANNUAL MEETING OF STOCKHOLDERS
OF
LIVEPERSON, INC.
_________________________

PROXY STATEMENT
OF
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

Starboard Value LP (“Starboard Value LP”), Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”), Starboard Value and Opportunity S LLC (“Starboard S LLC”), Starboard Value and Opportunity C LP (“Starboard C LP”), Starboard Value R LP (“Starboard R LP”), Starboard Value and Opportunity Master Fund L LP (“Starboard L Master”), Starboard Value L LP (“Starboard L GP”), Starboard Value R GP LLC (“Starboard R GP”), Starboard X Master Fund Ltd (“Starboard X Master”), Starboard Value GP LLC (“Starboard Value GP”), Starboard Principal Co LP (“Principal Co”), Starboard Principal Co GP LLC (“Principal GP”), Jeffrey C. Smith and Peter A. Feld (collectively, “Starboard” or “we”), are significant stockholders of LivePerson, Inc., a Delaware corporation (“LPSN”, “LivePerson” or the “Company”), who, together with the other participants in this solicitation, beneficially own in the aggregate approximately 9.7% of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company.

We are seeking to elect [four (4)] nominees to the Company’s Board of Directors (the “Board”) because we believe that significant change to the composition of the Board is needed to ensure that the interests of the stockholders, the true owners of LPSN, are appropriately represented in the boardroom. We have nominated directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock stockholder value. We are seeking your support at the Company’s 2022 Annual Meeting of Stockholders (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), scheduled to be held [virtually] on [•], 2022 at [•] [•].m. Eastern Time, for the following purposes2:

1.	To elect Starboard’s director nominees, [Peter A. Feld, John R. McCormack, Vanessa Pegueros, and Yael Zheng] (each a “Nominee” and, collectively, the “Nominees”), to hold office until the 2025 Annual Meeting of Stockholders (the “2025 Annual Meeting”) and until their respective successors have been duly elected and qualified;

2.	To ratify the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year 2022;

2 As of the date of this Proxy Statement, the Company’s proxy statement has not yet been filed with the Securities and Exchange Commission (the “SEC”). The proposal numbers in this Proxy Statement may not correspond to the proposal numbers that will be used in the Company’s proxy statement. Certain information in this Proxy Statement, including whether the meeting will be held in a virtual only format, will be updated after the Company’s proxy statement is filed with the SEC.

3.	To approve, on an advisory basis, the compensation of the Company’s named executive officers (“say-on-pay”); and
4.	To transact such other business as may properly come before the Annual Meeting.

This Proxy Statement and the enclosed WHITE proxy card are first being furnished to stockholders on or about May [__], 2022.

According to the Company’s proxy statement, only stockholders of record at the close of business on [____], 2022 (the “Record Date”) are entitled to notice of and to vote at the Annual Meeting. You are entitled to attend the Annual Meeting only if you were a stockholder as of the close of business on the Record Date or hold a valid proxy for the Annual Meeting. [According to the Company’s proxy statement, the Company has adopted a virtual format with a live audio webcast for the Annual Meeting to provide a consistent experience for all stockholders. To participate, stockholders will need to visit www.[_______].com and log in using the 16-digit control number found on their proxy card. You will not be able to attend the Annual Meeting in person at a physical location. Please see the “Virtual Meeting” section of this Proxy Statement for additional information.]

The Company has a classified Board, which is currently divided into three (3) classes. We believe the terms of three (3) Class I directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our [four (4)] Nominees in opposition to the Company’s [three (3)] director nominees for the class with terms expiring at the 2025 Annual Meeting. Accordingly, the enclosed WHITE proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees. See the “Voting and Proxy Procedures” section of this Proxy Statement for additional information. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s nominees. If elected, our Nominees will constitute a minority on the Board and there can be no guarantee that our Nominees will be able to implement any actions that they may believe are necessary to unlock stockholder value.

As of the date hereof, the members of Starboard and the Nominees collectively beneficially own 7,010,299 shares of Common Stock (the “Starboard Group Shares”). We intend to vote all of the Starboard Group Shares FOR the election of the Nominees, [FOR] the ratification of the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm and [AGAINST] an advisory (non-binding) proposal concerning the Company’s executive compensation program, as described herein. While we currently intend to vote all of the Starboard Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed WHITE proxy card will be voted at the Annual Meeting as marked.

According to the Company’s proxy statement, on the Record Date, there were [•] shares of Common Stock outstanding. Each stockholder is entitled to one vote for each share of Common Stock held by such stockholder on the Record Date. Stockholders may not cumulate votes in the election of directors. The mailing address of the principal executive offices of the Company is 530 7th Ave, Floor M1, New York, New York 10018.

THIS SOLICITATION IS BEING MADE BY STARBOARD AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH STARBOARD IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

STARBOARD URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING [VIRTUALLY] AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our WHITE proxy card are available at
[ ]

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. Starboard urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of the Nominees and in accordance with Starboard’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to Starboard, c/o D.F. King & Co., Inc. (“D.F. King”) in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions. As a beneficial owner, you may vote the shares [virtually] at the Annual Meeting only if you obtain a legal proxy from the broker or bank giving you the right to vote the shares.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.
•	You may vote your shares [virtually] at the Annual Meeting. Even if you plan to attend the Annual Meeting, we recommend that you submit your WHITE proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our [four (4)] Nominees only on our WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of Starboard’s proxy materials,

please contact D.F. King at the phone numbers or email address listed below.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 591-8263

Email: lpsn@dfking.com

BACKGROUND TO THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

•	After the market close on February 24, 2022, LivePerson reported Fourth Quarter 2021 earnings results and revised its 2022 guidance. Such revised 2022 guidance was significantly below prior commitments and well below Wall Street consensus expectations. As a result, LivePerson’s share price closed at $18.10 on February 25, 2022 (the following trading day), representing a 26% and 69% decline as compared to the closing price on February 24, 2022 and February 25, 2021, respectively.

•	On February 25, 2022, upon Starboard’s request, a call was scheduled for that morning between representatives of Starboard and the Company’s senior management. The call was re-scheduled to later in the day as the Company’s senior management was unavailable for the previously scheduled time.
•	Later on February 25, 2022, Starboard delivered a letter to the Company, in accordance with the Company’s organizational documents, nominating Mr. Feld, Mr. McCormack, Ms. Pegueros and Ms. Zheng for election to the Board at the Annual Meeting (the “Nomination Notice”).
•	Also on February 25, 2022, following Starboard’s delivery of the Nomination Notice, Starboard had a call with Robert LoCascio, the Company’s Chairman of the Board and Chief Executive Officer, John Collins, the Company’s Chief Financial Officer, and Monica Greenberg, the Company’s General Counsel. During that call, Starboard disclosed that it was one of the Company’s largest stockholders and would be filing a Schedule 13D in the coming days. Starboard also confirmed that earlier that day it had submitted the Nomination Notice. On the call, both parties agreed to schedule an in-person meeting in the following weeks to discuss Starboard’s views on LivePerson and its nomination of the Nominees.
•	On February 27, 2022, Mr. LoCascio called Mr. Feld, Managing Member of Starboard, and requested that Starboard rescind its nomination of the Nominees for election at the Annual Meeting. Mr. Feld responded by saying that Starboard would not rescind its nomination but looked forward to further engagement with the Company and was open to a constructive solution.
•	On February 28, 2022, Starboard filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) disclosing an 8.5% ownership position in the Company and announcing its delivery of the Nomination Notice nominating the Nominees for election to the Board at the Annual Meeting.
•	On March 1, 2022, Starboard filed Amendment No. 1 to its Schedule 13D with the SEC disclosing a 9.7% ownership position in the Company.
•	On March 10, 2022, representatives of Starboard had an in-person meeting with Mr. LoCascio, Mr. Collins and Ms. Greenberg at the Company’s New York City offices to discuss the Company’s performance, Starboard’s views on the Company and the Nomination Notice.
•	On March 17, 2022, Starboard participated in a call with Mr. Collins and members of the Company’s Investor Relations and Finance departments to further discuss the Company’s performance.
•	On March 18, 2022, Mr. Collins reached out to a representative of Starboard to provide a response to a few outstanding questions from the call held on March 17, 2022.
•	On March 22, 2022, representatives of Starboard had a call with Board members Kevin Lavan and Jill Layfield to discuss the Company and the challenges and opportunities it faces. Starboard expressed its desire to work constructively with the Board but made clear Starboard’s view that change was needed to improve the composition of the Board, governance, and accountability at the Company.

•	On March 30, 2022, representatives of Starboard had a call with Mr. LoCascio and Ms. Greenberg to discuss a potential resolution involving change to the composition of the Board.
•	On April 4, 2022, representatives of Starboard had a follow up discussion with Mr. LoCascio and Mr. Lavan, during which Messrs. LoCascio and Lavan provided their feedback on the earlier discussion about a potential resolution involving change to the composition of the Board. Starboard then expressed its view that despite Starboard’s sincere desire to reach a mutually agreeable solution, the Board clearly did not recognize the level of change that would be required to address the numerous concerns raised by Starboard. Starboard indicated its willingness to continue the dialogue but noted that the Company’s response to Starboard’s proposal did not sufficiently address investors’ concerns.
•	On April 7, 2022, Starboard issued a press release and delivered a public letter to the Board detailing its views on the key issues facing the Company, including the Company’s stock price and operational underperformance, failure to achieve previously announced commitments to stockholders, difficulty in identifying and executing on a winning go-to-market strategy, bloated cost structure, poor corporate governance practices and lack of relevant experience among current Board members. In the letter, Starboard also reiterated its belief in the Company’s potential and its continued openness to working constructively with the Company.
•	On April 8, 2022, the Company issued a public response to Starboard’s public letter.

•	On April 12, 2022, Mr. LoCascio sent an email to Mr. Feld noting that he shared Starboard’s April 7th letter with the full Board and highlighting the Company’s April 8th response letter. Mr. LoCascio also expressed the Board’s disagreement with the level of Board change proposed by Starboard. In addition, during the course of Starboard’s engagement with the Company, representatives of Starboard and the Company have exchanged a number of emails regarding, among other things, scheduling logistics for meetings and calls between representatives of Starboard and the Company and the desire to reach a mutually agreeable resolution.

•	On April 13, 2022, Starboard sent a letter to the Company’s general counsel requesting that the Company consent to the use of a universal proxy card for the Annual Meeting listing all director candidates duly-nominated by Starboard and the Company on both Starboard’s and the Company’s proxy cards (the “Universal Proxy Request”). In the letter, Starboard reminded the Company of the SEC’s amendments to the federal proxy rules requiring the use of universal proxy cards in all contested director elections occurring after August 31, 2022 (the “New Proxy Rules”) and that a universal proxy card is widely acknowledged as a governance best practice given the flexibility it offers stockholders in exercising their voting rights in a contested election. Starboard also expressed its belief that a universal proxy card would be strongly preferred by the Company’s stockholders for voting at the Annual Meeting, particularly given that the Annual Meeting is expected to occur just a few months prior to when the New Proxy Rules will go into effect.

•	On April 20, 2022, Starboard filed its preliminary proxy statement with the SEC.

•	On May 2, 2022, Starboard filed this revised preliminary proxy statement with the SEC.

REASONS FOR THE SOLICITATION

We believe LivePerson has significantly underperformed its potential with total shareholder returns below peers and broader market indices, a persistent valuation gap to its peers, growth deceleration despite strong secular tailwinds, massive cost increases leading to declining profitability, and a failure to achieve its long-term targets, amongst other issues, which are described in more detail below. As a result, we believe there is a clear and urgent need for change at the Company.

Ultimately, we believe the Company’s underperformance has been enabled by insufficient oversight and severe lapses in corporate governance enabled by a long-tenured Board that we believe lacks relevant industry credentials and has no prior U.S. public company board experience. As such, we have nominated a slate of [four (4)] highly qualified and independent Nominees to serve on the Board. We believe our Nominees have the relevant experience and expertise required to provide the Company with much-needed accountability and improved oversight.

We made a significant investment in LivePerson because we firmly believe in the Company’s mission and value proposition. Based on our diligence to-date, we believe that the Company has best-in-class technology, and its messaging solutions are highly rated by its blue-chip customer base. We also firmly believe messaging will continue to gain share as the communication modality preferred by consumers and enterprises.

Despite the Company’s favorable positioning, the Company’s share price has massively underperformed its peers over almost any time frame and declined by approximately 69% over the year preceding Starboard’s Schedule 13D filing on February 28, 2022.3 This share price underperformance has coincided with a meaningful deterioration in the Company’s financial performance with growth significantly decelerating and operating costs ballooning, as described in more detail below. To make matters worse, the Company’s recently released 2022 guidance indicates the business will continue to deteriorate. For context, the Company’s current and expected financial performance is far below both the Company’s commitments to stockholders as well as industry standards for enterprise software companies, as outlined below.

To that end, Starboard has attempted to engage constructively with the Company with the hopes of reaching a settlement that Starboard believes would add much needed skill sets to the Board and help improve governance and accountability at the Company. Unfortunately, the Company has not been receptive to the degree of change we believe is necessary. Therefore, we are soliciting your support at the Annual Meeting to elect our [four (4)] highly qualified Nominees – [Peter A. Feld, Vanessa Pegueros, John R. McCormack and Yael Zheng]. Our Nominees were carefully selected and possess skill sets in areas that we believe are directly relevant to LivePerson’s business as well as its current challenges and opportunities.

LivePerson Stockholders Have Suffered from Significant Stock Price Underperformance

Much to the dismay of LivePerson’s long-term stockholders, the Company has a long and painful history of poor total shareholder returns. Since its IPO approximately 22 years ago, the Company’s share price has underperformed the NASDAQ and the S&P North American Technology Software Index by 170% and 75%, respectively.4 For LivePerson, this represents an annualized return of just 3.5%. The Company’s share price underperformance has intensified recently as the share price declined by 69% in the year prior to Starboard’s Schedule 13D filing.5

3 Source: Bloomberg. Measured from February 26, 2021, through February 28, 2022.

4 Source: Bloomberg. Measured from April 7, 2000, through February 28, 2022.

5 Source: Bloomberg. Measured from February 26, 2021, through February 28, 2022.

LivePerson Trades at a Persistent and Increasing Valuation Discount to Proxy Peers

LivePerson has historically traded at a consistent and considerable valuation discount to its proxy peers. Immediately prior to the filing of Starboard’s Schedule 13D, the Company traded at an approximate 5x discount to its proxy peers based on enterprise value to next-twelve-months (“NTM”) sales multiples. Notably, LivePerson’s valuation discount to its proxy peers has substantially increased over time, signaling the Company’s relative performance has worsened and investors are increasingly frustrated.

The Company’s Financial Performance Has Deteriorated as Growth and Profitability Have Both Declined

While the Company briefly experienced improved growth and profitability at the onset of the pandemic as businesses hurried to adopt virtual customer engagement applications, those trends have since reversed. As such, we believe the Company’s period of improving performance was due to temporary COVID-related tailwinds rather than improved execution.

The Company’s organic growth rate has declined from a pandemic peak of 38% in the first quarter of 2021 to just an estimated 18% in the fourth quarter of 2021.6 Even more worrisome, the Company’s guidance indicates organic growth is now expected to drop to an estimated 11% in the first quarter of 2022.7 Notably, the Company’s latest actual and future expected growth rates are below the pre-pandemic organic growth rate of 20% as of the fourth quarter of 2019.

Concurrently, the Company’s adjusted operating expenses have steadily increased, outpacing revenue growth and resulting in lower profitability.8 Since 2018, revenue has grown by $220 million, yet adjusted operating expenses have increased by $265 million, resulting in a 10.3% reduction in Adjusted EBITDA Margins when accounting for stock-based compensation.

6 Reported revenue growth rate of 21% less estimated impact of the Company’s acquisitions of e-bot7, VoiceBase, Inc. (“VoiceBase”) and Callinize, Inc. (dba “Tenfold”). Starboard estimates the collective acquisitions represented approximately 3% of growth in Q4 FY21 based upon the 2021 full year contribution of these acquisitions adjusted to only include 71 days of impact as VoiceBase and Tenfold were acquired in October 2021. 2021 full year impact based upon Note 9 to the Company’s 2021 Form 10-K.

7 Midpoint of the Company’s guidance of 17% less estimated impact of the Company’s acquisitions of e-bot7, VoiceBase, Tenfold, and WildHealth. Starboard estimates the acquisitions of e-bot7, VoiceBase, Tenfold, and WildHealth represented approximately 5% of growth in Q1 FY22. Methodology for e-bot7, VoiceBase, and Tenfold as described in the note above (accounting for another year of growth), but adjusted to include a full quarter of impact. Assumes annual WildHealth revenue of $10 million (based on the same EV / Sales multiple as the prior acquisitions) but adjusted for only one month of impact.

8Adjusted operating expenses defined by Starboard to include cost of revenues, sales and marketing, product development, general and administrative expenses. Adjusted operating expenses exclude depreciation and amortization as well as one-time or non-recurring expenses (e.g., acquisition-related costs, litigation and consulting costs, or contingent earn-out adjustments). For the avoidance of doubt, adjusted operating expenses include stock-based compensation.

Capital expenditures have also increased significantly over the same time period, more than doubling from $22 million in 2018 to $46 million in 2021. The Company’s capital expenditures are related predominantly to capitalized software development costs and, in our view, represent additional product development expenses not captured in the Company’s adjusted operating expenses.

The Company’s 2022 Guidance Signals Further Deterioration in Performance

Looking forward, the Company recently released 2022 first quarter and full-year guidance which indicates growth and margins will continue to experience significant downward pressure. As it relates to revenue, organic growth is expected to massively decline by approximately 1,300 bps from approximately 27% in 2021 to an estimated 13% in 2022.9 10 11 The Company’s growth deceleration is particularly concerning given strong tailwinds which we believe are driving increased messaging adoption across the industry.

9 2021 organic revenue estimated as reported FY21 revenue less the revenue attributable to acquisitions (see Note 9 of the Company’s 2021 form 10-K) compared to the Company’s reported 2020 revenue.

10 2022 organic revenue estimated as the midpoint of the Company’s guidance of 18% less estimated impact of the Company’s acquisitions of e-bot7, VoiceBase, Tenfold, and WildHealth. Starboard estimates these collective acquisitions represented approximately 5% of growth in FY22. Methodology for e-bot7, VoiceBase, and Tenfold as described in the notes above (accounting for another year of growth). Assumes annual WildHealth revenue of $10 million (based on the same EV / Sales multiple as the prior acquisitions) adjusted for only ten months of impact.

11 Note does not sum due to rounding.

 The Company’s 2022 guidance also indicates Adjusted EBITDA margins (excluding stock-based compensation) are expected to meaningfully weaken, declining by approximately 800 bps from 6% in 2021 to negative 2% in 2022.12 Concerningly, Adjusted EBITDA margins (excluding stock-based compensation) are expected to be negative 19% in the first quarter of 2022 with forecasted improvements over the course of the remainder of 2022.13

Taken together, we believe the Company’s growth and margin trends illustrate the Company’s continued inability to execute against its operating goals. Even if the Company achieves these seemingly poor revenue targets, Adjusted EBITDA (excluding stock-based compensation) will decrease by $39 million. Further, the Company’s 2022 guidance neither includes substantial stock-based compensation nor capitalized product development expenses and does not reflect the large, capitalized investments in early-stage M&A completed in 2021 and 2022.

12 Based upon the midpoint of the Company’s 2022 guidance.

13 Based upon the midpoint of the Company’s First Quarter 2022 guidance.

The Company’s Expected 2022 Performance is Far Below its Long-Term Targets and Industry Standards for Enterprise Software Companies

Taken together, the Company’s organic revenue growth and profitability are below both the Company’s commitments to stockholders and industry standards for healthy enterprise software companies. The Company held its most recent investor day in May 2019 where it committed to achieving the Rule of 40 within three to five years, by accelerating revenue growth to at least 25% and generating Adjusted EBITDA margins of at least 15%. The Rule of 40 is a widely accepted gauge for assessing a healthy operating balance between growth and profitability for enterprise software companies. Following the Company’s 2019 Investor Day, it reiterated those targets and even increased its revenue growth target for 2022 to 27% in August 2021. In fact, the Company reiterated its 2022 revenue growth target of 27% as recently as November 2021.14

14 Note the Company reiterated its 2022 guidance on the Q3 2021 earnings call (November 2021). The Company is also reported to have reiterated its 2022 guidance at the Barclay’s TMT Conference (December 2021).

 Unfortunately, despite the Company’s repeated assurances, the Company’s 2022 guidance is considerably below its growth and profitability targets as well as the comparison to the Rule of 40. We question how the Company could have provided such inaccurate 2022 guidance as late as November 2021, raising concerns around whether the Company knows how to forecast its business. We would highlight that other companies within the Company’s peer group did not have similar challenges indicating this is an issue specific to the Company and not one shared generally across the industry.

We Believe the Company Has Been Unable to Identify and Execute on a Winning Go-To-Market Strategy

While messaging continues to grow in popularity as the preferred choice of engagement between consumers and enterprises, the Company’s growth has significantly deteriorated. Our diligence indicates the Company has a best-in-class product with a strong value proposition that is highly rated by its blue-chip customer base. This is further evidenced by the Company’s strong net retention rates (which have been at or above the Company’s target of 105% to 115% for 18 consecutive quarters).15 As a result, we believe the Company’s lackluster growth is due to a poorly formed and executed go-to-market strategy. This is best illustrated by the Company’s repeated go-to-market strategy pivots. As outlined below, the Company has changed go-to-market strategies three times since its 2019 Investor Day, oscillating back and forth between heavily investing in the business in an attempt to accelerate growth and then pivoting back to a stated goal of “profitable” growth despite repeated failures to achieve meaningful and sustainable improvements in profitability.

Beginning in 2019, under Manlio Carrelli’s leadership as head of sales, the Company quickly doubled its sales force, from 50 to 100 quota-carrying sales representatives in one year, in order to support growth.16 During 2019, adjusted operating expense growth (including stock-based compensation) outpaced revenue growth by $62 million. This led to a decline in Adjusted EBITDA margins (including stock-based compensation) to negative 19.8%. Just one year later, as disclosed on its Fourth Quarter 2020 earnings call, the Company had reduced its newly built sales force to 80 sales representatives.17

15 Source: Page 6 of Fourth Quarter 2021 Earnings Call Supplemental Slides (dated February 24, 2022).

16 Source: Fourth Quarter 2018 and Fourth Quarter 2019 earnings call transcript.

17 Source: Fourth Quarter 2020 earnings call transcript.

However, the Company’s focus on profitable growth ended up being short-lived. Just two quarters later, the Company pivoted back towards prioritizing growth over profitability and announced it would be heavily reinvesting into the business to capitalize on strong demand. 18 At the core of the Company’s new strategy was an ambitious plan to (again) more than double their sales force in 6 months.19 The Company also hired Tony Owens, who previously ran Salesforce, Inc.’s field operations in the Americas, to replace Manlio Carrelli and execute on their new vision of accelerated growth.

The Company’s new growth-oriented strategy again proved to be short-lived. Just two quarters later, the Company announced that it would be pivoting back towards “leverageable and profitable growth.”20 The Company concurrently announced that Tony Owens would be replaced by Manlio Carrelli, who would rejoin the Company as the head of sales, just two quarters after making this leadership change. The Company also announced it would be halting its sales rep hiring plan. It is important to note that although the Company initiated this change to focus on “leverageable and profitable growth,” the Company’s guidance for 2022 appears to be the opposite of profitable growth, as growth is decelerating and costs are increasing significantly.

The Company has also experienced meaningful turnover across other key leadership roles. In addition to alternating four times between three heads of sales, the Company has also had three Chief Financial Officers and three heads of technology in the last five years. Similar to the Company’s repeated go-to-market strategy pivots, we believe frequent executive turnover has resulted in poor execution and financial underperformance.

18 Source: Second Quarter 2021 earnings call transcript.

19 Source: Second Quarter 2021 earnings call transcript.

20 Source: Fourth Quarter 2021 earnings call transcript.

We believe stockholders are not alone in their frustration with the Company’s constant pivots and poor execution. Following the Company’s disappointing Fourth Quarter 2021 earnings release, LivePerson was widely downgraded by Wall Street research analysts (downgraded by 8 out of 15 covering analysts following the earnings release).21 These concerns and frustrations are reflected in the commentary below:

We Believe the Company’s Recent Capital Allocation is Concerning

Over the last year, the Company has embarked on what, in our view, are several acquisitions outside of the Company’s core enterprise messaging offering. Since July 2021, the Company has in aggregate spent up to 26% of its enterprise value on capitalized investments in early-stage M&A.22 We believe these acquisitions not only represent significant investments, but also highlight the Company’s lack of focus on its core messaging business in a period where growth and profitability are deteriorating. In particular, we are puzzled by the Company’s latest acquisition of WildHealth which appears to be a precision healthcare company, well outside of the Company’s core competency. This acquisition, in particular, cost shareholders up to $150 million in consideration for a business that will likely contribute to the significant increase in operating expenses in 2022 for the Company.23

21 Based upon data from Bloomberg.

22 Enterprise value as of February 28, 2022. Enterprise value calculated as market capitalization plus total debt (including unamortized discount) plus preferred equity plus minority interest less total cash.

23 $150 million of consideration includes contingent consideration.

We Believe the Company Has Problematic Governance Practices Which Impede Accountability

As outlined below, the Company maintains several problematic governance practices which we believe serve to entrench management and reduce accountability.

The Company has a classified Board which is comprised of three classes of directors, meaning its directors are only subject to re-election by stockholders once every three years. We believe the ability of stockholders to select directors each year is an important check on the performance of the Board and is critical in allowing stockholder input on the direction and state of the Company and ensuring the best individuals are on the Board to oversee their investment. To the contrary, the Board’s current classified structure, in our view, impedes stockholders’ ability to regularly and effectively evaluate the performance of LPSN directors, serving to insulate and entrench the incumbents despite their apparent lapses in oversight. As such, classified boards are widely considered to run contrary to best-in-class corporate governance practices.

We believe the Company’s Fourth Amended and Restated Certificate of Incorporation, as amended (the “Charter”) and Second Amended and Restated By-laws (the “Bylaws”) are also generally structured to minimize non-management stockholder influence and thereby diminish accountability. Stockholders are expressly prohibited from acting by written consent, cannot call special meetings and may only remove directors for cause. Moreover, the Company is generally authorized to defensively issue an unlimited amount of preferred stock which can be used to dilute the influence of any large existing stockholders. This restrictive governance profile is cemented by a two-thirds supermajority voting requirement to amend the relevant stockholder-unfriendly provisions of the Charter and Bylaws. We believe it is contrary to good corporate governance practices for the Board to utilize the Company’s corporate machinery to insulate itself from the Company’s stockholders.

We also believe the Board has been structured to allow Founder Rob LoCascio to consolidate power and control. Not only is Mr. LoCascio the Founder and CEO, but he also serves as the Board Chair. It is considered best practice to separate the Board Chair and CEO roles. To the extent these roles are not separated, at a bare minimum, there should be a named Lead Independent Director among the independent members of the Board. However, the Company has explicitly stated there is no Lead Independent Director, which we believe cements Mr. LoCascio’s ability to wield a disproportionate amount of control in the boardroom.

We believe stockholders generally share Starboard’s concerns as signaled by low stockholder vote approval rates. In fact, 40% of the non-executive directors received less than 80% support when each respective director was last up for election (with one director receiving only 67% of votes in support of re-election).24 Despite the low approval ratings, the Company’s incumbent directors are protected by the plurality voting standard enumerated in the Bylaws for contested and uncontested director elections alike, allowing directors to be more easily elected in uncontested elections despite low approval rates, as opposed to a majority voting standard with a director resignation policy for incumbents who fail to receive a majority of the votes cast in support of their re-election.

We Believe the Current Board Lacks U.S. Public Company Board or Industry Experience

The current Board is composed of long-tenured individuals whom we believe lack relevant experience. The average tenure of the current seven-person Board is approximately 13 years. Notably, none of these current Board members have ever served on the board of directors of another U.S. public company. In addition, the current Board lacks any meaningful enterprise software experience. In fact, none of the current independent Board members have any senior operating experience within the enterprise software industry in over 10 years. Further, we believe the Board also lacks sufficient gender and ethnic diversity.

The Company Lacks Sustainability Reporting and Fails to Respond to Stockholder Needs

Starboard is frustrated that the Company lacks formalized sustainability reporting and has failed to respond to stockholder demands for insight into significant environmental, social and governance concerns (“ESG”). Notably, LivePerson currently does not provide disclosure aligned with a standardized sustainability reporting framework, such as that recommended by the Sustainability Accounting Standards Board (“SASB”). Further, we do not believe that any committee of the Board has been charged with oversight of material ESG risk factors.

24 Source: Public company filings. Support calculated as Votes cast “For” divided by the sum of Votes cast “For” and Votes cast “Against”.

In particular, Starboard believes the Board and management should provide stockholders meaningfully increased human capital management (“HCM”) disclosure as this is critical in analyzing any company in the technology sector. Specifically, LivePerson provides investors and employees little insight into its current workforce composition or goals and there is de minimus information as to the Company’s strategy to recruit, develop and retain the talent upon which its success is built. LivePerson states it is committed to “equal pay for equal work,” but does not affirmatively state that it provides this to employees. The Company discloses that it undertakes an annual analysis of pay equity, yet these results are neither disclosed to investors or employees, nor are the changes made in reaction to these results.25 Starboard believes that this lack of insight and accountability stems from the fact that no Board committee appears to be formally charged with sustainability or HCM oversight.

Starboard Has Nominated [Four] Highly Qualified and Independent Individuals to Help Drive Improved Performance at LivePerson

Our goal is to create value for the benefit of all stockholders. We believe that LivePerson has the potential to become a best-in-class technology company. However, poor execution, missed expectations, insufficient accountability, and poor Board oversight have contributed to financial results that dramatically understate the intrinsic potential of the Company’s assets.

To this end, we are seeking to elect [four (4)] highly qualified, capable, and independent individuals to serve on the Board. We believe our slate of Nominees collectively bring a unique and diverse set of skills desperately needed by the Company. Each of our Nominees has extremely relevant software and U.S. public company board experience – both of which, in our opinion, are severely lacking by the incumbent Board members.

25 Source: Page 16 of LivePerson’s 2021 Form 10-K.

We have been working diligently with our Nominees and group of advisors to finalize our detailed plans for LivePerson, which will include, among others, plans to improve the Company’s operating performance and governance practices, including by refining the Company’s go-to-market strategy to ensure increased sales productivity and best practices in the go-to-market organization while managing costs and reducing inefficiencies across LivePerson’s various geographies, verticals, and customer segments.

We look forward to sharing our detailed views and plans for LivePerson over the coming weeks. If elected, our Nominees are prepared to work constructively with their fellow Board members to ensure accountability and improve operational execution in order to maximize value for all LPSN stockholders. We look forward to engaging with you as we approach the Annual Meeting.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company currently has a classified Board, which is divided into three (3) classes. The directors in each class are elected for terms of three (3) years so that the term of office of one (1) class of directors expires at each annual meeting of stockholders. We believe the terms of three (3) Class I directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our [four (4)] Nominees, [Peter A. Feld, John R. McCormack, Vanessa Pegueros and Yael Zheng], in opposition to the Company’s three (3) director nominees for terms ending in 2025. Your vote to elect our Nominees will have the legal effect of replacing three (3) incumbent directors of the Company with our Nominees. If elected, our Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they will be able to implement any actions that they may believe are necessary to enhance stockholder value. There is no assurance that any incumbent director will serve as a director if our Nominees are elected to the Board. You should refer to the Company’s proxy statement for the names, background, qualifications and other information concerning the Company’s nominees.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States.

Peter A. Feld, age 43, is a Managing Member and Head of Research of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies, a position he has held since April 2011. From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. From February 2007 to November 2008, he served as a director at Ramius LLC. Mr. Feld currently serves as Chair of the Board of Directors of GCP Technologies Inc. (NYSE: GCP), a leading specialty construction chemicals and building products company, since June 2020 and as a member of the Board of Directors of each of NortonLifeLock Inc. (f/k/a Symantec Corporation) (NASDAQ: NLOK), a cybersecurity software and services company, since September 2018 and Green Dot Corporation (NYSE: GDOT), a financial technology and registered bank holding company, since March 2022. He previously served as a member of the Board of Directors of each of Magellan Health, Inc. (formerly NASDAQ: MGLN), a healthcare company, from March 2019 until it was acquired by Centene Corporation in January 2022, AECOM (NYSE: ACM), a multinational infrastructure firm, from November 2019 to June 2020, Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in storage, networking and connectivity semiconductor solutions, from May 2016 to June 2018, The Brink’s Company (NYSE: BCO), a global leader in security-related services, from January 2016 to November 2017, Insperity, Inc. (NYSE: NSP), an industry-leading HR services provider, from March 2015 to June 2017, Darden Restaurants, Inc. (NYSE: DRI), a full-service restaurant company, from October 2014 to September 2015, Tessera Technologies, Inc. (formerly NASDAQ: TSRA) (n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014, and Integrated Device Technology, Inc. (formerly NASDAQ: IDTI), a company that designed, developed, manufactured and marketed a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014. Mr. Feld received a BA in Economics from Tufts University.

Starboard believes Mr. Feld’s extensive knowledge of the capital markets, corporate finance, and public company governance practices as a result of his investment experience, together with his significant public company board experience, would make him a valuable asset to the Board.

John R. McCormack, age 62, currently serves as an Operating Partner at Siris Capital Group LLC, a private equity firm that invests in mission-critical, mature tech & telecom businesses at strategic crossroads, since October 2021. Prior to that, Mr. McCormack was an Operating Partner with TELEO Capital Management LLC, a private equity firm focused on the software technology, healthcare IT, business services and industrial sectors, from February 2020 to October 2021. Prior to that, Mr. McCormack was an Operating Executive at Marlin Equity Partners (“Marlin”), a global investment firm, from October 2016 to December 2019. While at Marlin, Mr. McCormack led the firm’s investment and acquisition of AppRiver, a software security company, where he served as Chief Executive Officer and Chairman of the Board of Directors, from October 2017 to February 2019, until it was acquired by Zix Corporation (formerly NASDAQ: ZIXI). Mr. McCormack served as Interim Chief Executive Officer, from May 2017 to April 2018, and as Chairman of the Board of Directors, from January 2017 to July 2018, at Fidelis Cybersecurity, a leading provider of computer and network security. Mr. McCormack served in various capacities and positions of increasing responsibility at Forcepoint LLC (f/k/a Raytheon/Websense), a cybersecurity company, culminating in his role as Chief Executive Officer, from January 2013 to April 2016 and as an Advisor to the Board of Directors, from April 2016 to December 2016. Mr. McCormack served as the Vice President of Engineering, Client Security, at Symantec Corporation (n/k/a NortonLifeLock Inc.) (NASDAQ: NLOK), a cybersecurity software and services company, from 2005 to 2006. Prior to that, he served as Senior Vice President of Development at Sygate Technologies Inc., a provider of networking and security technologies, from 2004 until it was acquired by Symantec Corporation in 2005. Mr. McCormack currently serves on the Board of Directors and the Audit Committee of Ping Identity Holding Corp. (NYSE: PING), a software company providing identity security for digital enterprise, since June 2016. Mr. McCormack also serves as an Investor and the Chairman of the Board of Directors of NeuShield, Inc., a privately held software company that provides data protection, since March 2021. He also serves on the Board of Directors of privately held Forcepoint LLC, since April 2021. Mr. McCormack previously served on the Board of Directors of privately held Identity Engines, a developer of identity-based solutions for securing enterprise networks, from 2004 to 2007. Mr. McCormack holds a B.S. in Computer Science from the University of New Hampshire, a M.S. in Information Management from George Washington University and a Global CEO Certification in International and Global Studies from The Wharton School of Business at the University of Pennsylvania.

Starboard believes that Mr. McCormack’s significant senior executive and management experience in the technology industry, coupled with his knowledge of corporate governance as a result of his extensive advisory work and board service, make him well qualified to serve on the Board.

Vanessa Pegueros, age 57, most recently served as the Chief Trust & Security Officer of Onelogin, Inc., the identity platform for secure, scalable and smart experiences that connect people to technology, from October 2019 to January 2022. Prior to that, Ms. Pegueros served as Vice President and Chief Information Security Officer of DocuSign, Inc. (NASDAQ: DOCU), the world’s leading way to electronically sign and manage contracts, from August 2013 to April 2019. Ms. Pegueros also previously served as Senior Vice President of Information Security at U.S. Bancorp (NYSE: USB), a financial services firm, from 2010 to 2013; Chief Information Security Officer at Expedia Group, Inc. (NASDAQ: EXPE), an online travel company, from 2009 to 2010; and First Vice President, Security Assessment Services at Washington Mutual, Inc., a savings and loan association acquired by JP Morgan Chase & Co. (NYSE: JPM), a financial services firm, from 2008 to 2009. Earlier in her career, Ms. Pegueros served in various management level roles at AT&T Inc. (NYSE: T), a telecommunications, media and technology services company, from 1998 to 2008, including as General Manager of Mobility Information Security from 2007 to 2008. Ms. Pegueros currently serves on the Board of Directors of Prisidio Inc., a technology security firm, since February 2021, and as a member of the Audit Committee of Boeing Employee Credit Union, a credit union, since April 2019. Ms. Pegueros has also served as a Board Observer at Woolly Labs, Inc. (d/b/a Vouched), a startup identity verification company, since July 2020 and is currently a Venture Partner at Flying Fish Partners, a venture capital firm, since November 2018. Previously, Ms. Pegueros served on the Boards of Directors of Carbon Black, Inc. (formerly NASDAQ: CBLK), an endpoint security company, from February 2019 until it was acquired by VMware, Inc. (NYSE: VMW) in October 2019, and Washington Trails Association from 1997 to 2000. She received her MBA and Public Management Certificate from Stanford Graduate School of Business, a M.S. in Telecommunications from the University of Colorado at Boulder, and a B.S. in Mechanical Engineering from the University of California at Berkeley. She holds GSEC, CRISC, CISM, and CISSP security certifications as well as the Certified Information Privacy Professional Europe (CIPP/E) privacy certification.

Starboard believes Ms. Pegueros’ significant executive level management experience in the technology industry and her information security expertise, together with her public and private board experience, make her well qualified to serve on the Board.

Yael Zheng, age 57, is a professional director and most recently served as Chief Marketing Officer of Bill.com Holdings, Inc. (NYSE: BILL), a provider of cloud-based software that automates back-office financial operations for small and midsize businesses, from March 2018 to January 2021. Ms. Zheng previously served as Chief Marketing Officer at Tintri, Inc., a virtualization focused storage company, from 2014 to August 2017. Ms. Zheng also previously served, on a consulting basis, as Head of Marketing of Medallia, Inc. (formerly NYSE: MDLA) (“Medallia”), a company offering SaaS customer experience and enterprise feedback management software, from 2009 to 2012. Prior to that, Ms. Zheng held multiple executive roles at VMware, Inc. (NYSE: VMW), a software company providing cloud computing and virtualization products and services, including as Vice President of Corporate and Worldwide Marketing, from 2005 to 2008, and Vice President of Global Support Services, from 2004 to 2005. Ms. Zheng currently serves on the Boards of Directors of MeridianLink, Inc. (NYSE: MLNK), a provider of SaaS based products and services that enable financial institutions to streamline digital lending for consumers and businesses, since December 2021; Plantronics, Inc. (n/k/a Poly) (NYSE: POLY), a global communications technology company, since November 2020; and Splashtop, Inc., a remote access and remote support software company, since March 2021. Previously, Ms. Zheng served as a director of Stella Connect Inc., a customer feedback software company, from August 2019 until its acquisition by Medallia in September 2020. She also holds a NACD Directorship Certification from the National Association of Corporate Directors. Ms. Zheng received her B.S. in Materials Science and Engineering from the Massachusetts Institute of Technology and her M.B.A. from the Haas School of Business at the University of California, Berkley.

Starboard believes Ms. Zheng’s experience as a seasoned executive and chief marketing officer in the technology sector, coupled with her highly relevant directorship experience, make her well qualified to serve on the Board.

The principal business address of Mr. Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301. The principal business address of Mr. McCormack is 1510 Rainbow Bnd, Austin, Texas 78703. The principal business address of Ms. Pegueros is 14813 273rd Place NE, Duvall, Washington 98019. The principal business address of Ms. Zheng is 260 Mimosa Way, Portola Valley, California 94028.

As of the date hereof, Mr. Feld does not directly own any securities of the Company and has not directly entered into any transactions in securities of the Company during the past two years. Mr. Feld, by virtue of his relationship with Starboard Value LP described elsewhere in this Notice, may be deemed the beneficial owner of the 7,005,000 shares of Common Stock beneficially owned in the aggregate by Starboard Value LP and its affiliates. Mr. Feld disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein. For information regarding transactions in securities of the Company during the past two years by Starboard, please see Schedule I attached hereto.

As of the date hereof, Mr. McCormack directly beneficially owns 950 shares of Common Stock. For information regarding transactions in securities of the Company during the past two years by Mr. McCormack, please see Schedule I. The shares of Common Stock purchased by Mr. McCormack were purchased with personal funds in the open market.

As of the date hereof, Ms. Pegueros directly beneficially owns 1,349 shares of Common Stock. For information regarding transactions in securities of the Company during the past two years by Ms. Pegueros, please see Schedule I. The shares of Common Stock purchased by Ms. Pegueros were purchased with personal funds in the open market.

As of the date hereof, Ms. Zheng directly beneficially owns 3,000 shares of Common Stock. For information regarding transactions in securities of the Company during the past two years by Ms. Zheng, please see Schedule I. The shares of Common Stock beneficially owned by Ms. Zheng are held by the Winthrop Alan White and Yael Zheng Revocable Trust, of which she is a co-trustee with her spouse, and were purchased in the open market with personal funds.

Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Mr. Smith and the Nominees (collectively, the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (i) the Group agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Starboard V&O Fund, to the Board at the Annual Meeting, (ii) the Group agreed to take all other action the Group deems necessary or advisable to achieve the foregoing, (iii) each of the Nominees (other than Mr. Feld) agreed that he or she will not undertake or effect any purchase, sale, acquisition or disposition of any securities of the Company without the prior written consent of Starboard and its affiliates who are parties to the Joint Filing and Solicitation Agreement, and (iv) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations.

Each of the Nominees, as a member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the shares of Common Stock owned in the aggregate by the other members of the Group. Each of the Nominees specifically disclaims beneficial ownership of the shares of Common Stock owned by the other members of the Group. For information regarding transactions in securities of the Company during the past two years by the Participants (as defined below) in this solicitation, see Schedule I.

Starboard V&O Fund has signed separate letter agreements with each of the Nominees (other than Mr. Feld) pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against such Nominees in their capacities as directors of the Company, if so elected.

Starboard V&O Fund has signed compensation letter agreements (the “Compensation Letter Agreements”) with each of the Nominees (other than Mr. Feld), pursuant to which it has agreed to pay each of such Nominees: (i) $25,000 in cash as a result of the submission by Starboard V&O Fund of its nomination of each of such Nominees to the Company and (ii) $25,000 in cash upon the filing by Starboard V&O Fund of a definitive proxy statement with the SEC relating to the solicitation of proxies in favor of such Nominees’ election as directors of the Company. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed to use the after-tax proceeds from such compensation to acquire securities of the Company (the “Nominee Shares”) at such time that each of such Nominees shall determine, but in any event no later than fourteen (14) days after receipt of such compensation, subject to Starboard V&O Fund’s right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Company’s appointment or nomination of such Nominee as a director of the Company, (ii) the date of any agreement with the Company in furtherance of such Nominee’s nomination or appointment as a director of the Company, (iii) Starboard V&O Fund’s withdrawal of its nomination of such Nominee for election as a director of the Company, and (iv) the date of the Annual Meeting; provided, however, in the event that the Company enters into a business combination with a third party, each of such Nominees, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

Starboard believes that each Nominee presently is, and if elected as a director of the Company, would qualify as, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, Starboard acknowledges that no director of a NASDAQ listed company qualifies as “independent” unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, Starboard acknowledges that if any Nominee is elected, the determination of the Nominee’s independence ultimately rests with the judgment and discretion of the Board. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Other than as stated herein, and except for compensation received by Mr. Feld as an employee of Starboard Value LP, there are no arrangements or understandings between Starboard and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

As previously stated, Ms. Zheng served as Chief Marketing Officer of Tintri, Inc., from 2014 to August 2017. In July 2018, Tintri, Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware and was subsequently acquired by DataDirect Networks, Inc.

We do not expect that any of the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Common Stock represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Starboard that any attempt to increase the size of the current Board or to resconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED WHITE PROXY CARD.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has appointed BDO USA, LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. The Company is submitting its selection of BDO USA, LLP to stockholders for ratification at the Annual Meeting. According to the Company’s proxy statement, if the selection of the independent registered public accounting firm is not ratified, the Audit Committee will reconsider its selection of BDO USA, LLP.

[WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL] AND INTEND TO VOTE OUR SHARES [“FOR”] THIS PROPOSAL.

PROPOSAL NO. 3

NON-BINDING ADVISORY VOTE TO APPROVE THE

COMPENSATION OF LIVEPERSON’S NAMED EXECUTIVE OFFICERS

As disclosed in the Company’s proxy statement, under Section 14A of the Exchange Act, the Company’s stockholders are entitled to vote on a proposal to approve on an advisory (non-binding) basis, the compensation of the named executive officers. This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement. Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the compensation paid to LivePerson, Inc.’s Named Executive Officers, as disclosed pursuant to the Securities and Exchange Commission’s compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussion set forth on pages [ ] of this Proxy Statement, is hereby approved.”

According to the Company’s proxy statement, although, as an advisory vote, this proposal is not binding upon the Company or the Board, the Compensation Committee, which is responsible for recommending to the full Board the amount and form of compensation to be paid to the Company’s executive officers, including its Named Executive Officers, will carefully consider the stockholder vote on this matter, along with all other expressions of stockholder views it receives on specific policies and desirable actions. The affirmative vote of a majority of the votes cast by the holders of shares of Common Stock represented by proxy at the Annual Meeting at which a quorum is present is required to approve this proposal.

[WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL] AND INTEND TO VOTE OUR SHARES [“AGAINST”] THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

According to the Company’s proxy statement, holders of Common Stock are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting. Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, Starboard believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, [FOR] the ratification of the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm and [AGAINST] the advisory (non-binding) proposal concerning the Company’s executive compensation program, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

The Company has a classified Board, which is currently divided into three (3) classes. We believe the terms of three (3) Class I directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our [four (4)] Nominees in opposition to the Company’s three (3) director nominees for the class with terms expiring at the 2025 Annual Meeting. Accordingly, the enclosed WHITE proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s nominees. In the event that some of our Nominees are elected, there can be no assurance that the Company nominee(s) who get the most votes and are elected to the Board will choose to serve as on the Board with the Nominees who are elected.

While we currently intend to vote all of the Starboard Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed WHITE proxy card will be voted at the Annual Meeting as marked.

[VIRTUAL MEETING]

As discussed in the Company’s proxy statement, the Company has implemented a virtual format for the Annual Meeting, which will be conducted via live audio webcast. You will not be able to attend the Annual Meeting in person. As discussed above, you are entitled to participate in the Annual Meeting only if you were a stockholder of record as of the close of business on the Record Date or hold a legal proxy for the meeting provided by your broker, bank or other nominee.

According to the Company’s proxy statement, the Company has adopted a virtual format with a live audio webcast for the Annual Meeting to provide a consistent experience for all stockholders. To participate, stockholders will need to visit [____________] and log in using the 16-digit control number found on their proxy card.

Whether or not you plan to attend the Annual Meeting, we urge you to sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided, or vote via the Internet or by telephone as instructed on the WHITE proxy card. Additional information and our proxy materials can also be found at [____________]. If you have any difficulty following the registration process, please email lpsn@dfking.com].

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person [virtually] or by proxy in order to legally conduct business at the meeting under the Company’s Bylaws and Delaware Law. A majority of the voting power of all outstanding shares of Common Stock entitled to vote in the election of directors, properly represented [virtually] or by proxy, is required for a quorum at the Annual Meeting.

Abstentions, withhold votes and “broker non-votes” are counted as shares present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a stockholder of record, you must deliver your vote by mail, the Internet, by telephone or attend the Annual Meeting [virtually] in order to be counted in the determination of a quorum.

[According to the Company’s proxy statement, stockholders who hold shares through a member of the Tel Aviv Stock Exchange (‘‘TASE’’) and intend to vote their shares, must deliver to the Company’s Israeli counsel, Yigal Arnon & Co., c/o Matan Zigel, 1 Azrieli Center, Tel Aviv, Israel, 6702101 (email: matanz@arnon.co.il) an ownership certificate confirming their ownership of the Company’s Common Stock on the Record Date. Such certificate must be issued by a member of the TASE, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) 2000, as amended. Each such stockholder is entitled to receive the ownership certificate at the branch of the TASE member or by mail to such stockholder’s address (in consideration of mailing fees only), if the stockholder so requests. According to the Company’s proxy statement, such a request should be made promptly upon receipt of the proxy statement and should be made for a particular securities account. Stockholders who wish to vote are obliged to complete, sign, date and return the proxy card in accordance with the instructions indicated thereon along with their ownership certificate to the address of Company’s Israeli counsel indicated above no later than [ ] p.m. (Israel time) on [ ], 2022.]

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, the election of directors requires the affirmative vote of a plurality of the shares of Common Stock present [virtually] or by proxy and entitled to vote at the Annual Meeting. Neither abstentions nor broker non-votes will have any effect on the outcome of vote with respect to the election of directors.

Ratification of the Appointment of Accounting Firm ─ According to the Company’s proxy statement, the affirmative vote of a majority of the votes cast by the holders of shares of Common Stock entitled to vote that are present [virtually] or represented by proxy at the Annual Meeting at which a quorum is present is required to ratify the Audit Committee’s selection of BDO USA, LLP. Abstentions will be counted as votes cast and will therefore have the same effect as negative votes. Any broker non-votes will have no effect on the outcome of this proposal.

Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, the affirmative vote of a majority of the votes cast by the holders of shares of Common Stock entitled to vote that are present [virtually] or represented by proxy at the Annual Meeting. Abstentions will be counted as votes cast and will therefore have the same effect as negative votes. Any broker non-votes will have no effect on the outcome of this proposal.

Under applicable Delaware law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your WHITE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Starboard’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting [virtually] (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Starboard in care of D.F. King at the address set forth on the back cover of this Proxy Statement or to the Company at 530 7th Ave, Floor M1, New York, New York 10018 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Starboard in care of D.F. King at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, D.F. King may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

[According to the Company’s proxy statement, stockholders who hold shares through a member of the TASE and wish to revoke or change their proxy card, must file a notice of revocation or another signed proxy card with the Company’s Israeli counsel no later than [ ] p.m. (Israel time) on [ ], 2022.]

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Starboard. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

Starboard V&O Fund has entered into an agreement with D.F. King for solicitation and advisory services in connection with this solicitation, for which D.F. King will receive a fee not to exceed $[•], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. D.F. King will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Starboard V&O Fund has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. Starboard V&O Fund will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that D.F. King will employ approximately [•] persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Starboard. Costs of this solicitation of proxies are currently estimated to be approximately $[•] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Starboard estimates that through the date hereof its expenses in furtherance of, or in connection with, the solicitation are approximately $[•]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any solicitation. Starboard may seek reimbursement from the Company of all expenses it incurs in connection with this solicitation but does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees and the members of Starboard are participants in this solicitation. The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance stockholder value. Each of Starboard S LLC, a Delaware limited liability company, Starboard C LP, a Delaware limited partnership, Starboard L Master, a Cayman Islands exempted limited partnership and Starboard X Master, a Cayman Islands exempted company, has been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP, a Delaware limited partnership, provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and as the manager of Starboard S LLC. The principal business of Starboard R LP, a Delaware limited partnership, is serving as the general partner of Starboard C LP. The principal business of Starboard L GP, a Delaware limited partnership, is serving as the general partner of Starboard L Master. The principal business of Starboard R GP, a Delaware limited liability company, is serving as the general partner of Starboard R LP and Starboard L GP. The principal business of Starboard Value GP, a Delaware limited liability company, is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co, a Delaware limited partnership, is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP, a Delaware limited liability company, serves as the general partner of Principal Co. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Messrs. Smith and Feld are citizens of the United States of America.

The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The principal business address of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301.

As of the date hereof, Starboard V&O Fund beneficially owns 4,098,775 shares of Common Stock. As of the date hereof, Starboard S LLC beneficially owns 589,370 shares of Common Stock. As of the date hereof, Starboard C LP beneficially owns 364,260 shares of Common Stock. As of the date hereof, Starboard L Master beneficially owns 253,094 shares of Common Stock. As of the date hereof, Starboard X Master beneficially owns 945,388 shares of Common Stock. As of the date hereof, 754,113 shares of Common Stock were held in a certain account managed by Starboard Value LP (the “Starboard Value LP Account”). Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 364,260 shares owned by Starboard C LP. Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 253,094 shares owned by Starboard L Master. Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 364,260 shares owned by Starboard C LP and (ii) 253,094 shares owned by Starboard L Master. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 4,098,775 shares beneficially owned by Starboard V&O Fund, (ii) 589,370 shares owned by Starboard S LLC, (iii) 364,260 shares owned by Starboard C LP, (iv) 253,094 shares owned by Starboard L Master, (v) 945,388 shares owned by Starboard X Master, and (vi) 754,113 shares held in the Starboard Value LP Account. Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,098,775 shares beneficially owned by Starboard V&O Fund, (ii) 589,370 shares owned by Starboard S LLC, (iii) 364,260 shares owned by Starboard C LP, (iv) 253,094 shares owned by Starboard L Master, (v) 945,388 shares owned by Starboard X Master and (vi) 754,113 shares held in the Starboard Value LP Account. Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,098,775 shares beneficially owned by Starboard V&O Fund, (ii) 589,370 shares owned by Starboard S LLC, (iii) 364,260 shares owned by Starboard C LP, (iv) 253,094 shares owned by Starboard L Master, (v) 945,388 shares owned by Starboard X Master and (vi) 754,113 shares held in the Starboard Value LP Account. Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 4,098,775 shares beneficially owned by Starboard V&O Fund, (ii) 589,370 shares owned by Starboard S LLC, (iii) 364,260 shares owned by Starboard C LP, (iv) 253,094 shares owned by Starboard L Master, (v) 945,388 shares owned by Starboard X Master and (vi) 754,113 shares held in the Starboard Value LP Account. Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 4,098,775 shares beneficially owned by Starboard V&O Fund, (ii) 589,370 shares owned by Starboard S LLC, (iii) 364,260 shares owned by Starboard C LP, (iv) 253,094 shares owned by Starboard L Master, (v) 945,388 shares owned by Starboard X Master and (vi) 754,113 shares held in the Starboard Value LP Account. Messrs. Smith and Feld share voting and dispositive power with respect to the 7,005,000 shares of Common Stock beneficially owned in the aggregate by Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account.

Each participant in this solicitation, as a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 7,010,299 shares of Common Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he, she or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the participants in this solicitation, see Schedule I.

The shares of Common Stock owned directly by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise set forth in Schedule I.

As set forth on Schedule I attached hereto, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account previously entered into certain forward purchase contracts providing for the purchase of shares of Common Stock (the “Forward Contracts”). Each of the Forward Contracts had a final valuation date of June 21, 2023, however, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account had the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. The Forward Contracts provided for physical settlement. Until the settlement date, none of the Forward Contracts gave Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master or Starboard Value LP through the Starboard Value LP Account voting and dispositive control over the shares of Common Stock to which the Forward Contracts related. Each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account exercised the Forward Contracts. Accordingly, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account is no longer a party to the Forward Contracts.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Starboard is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Starboard is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

In order to be considered for inclusion in the Company’s Proxy Statement and proxy card relating to the 2023 Annual Meeting of Stockholders, any proposal by a stockholder submitted pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), must be received by the Company at its principal executive offices in New York, New York, on or before [___]. In addition, under the Company’s Bylaws, any proposal for consideration at the 2023 Annual Meeting of Stockholders submitted by a stockholder other than pursuant to Rule 14a-8 will be considered timely if it is received by the Secretary of the Company at its principal executive offices between the close of business on [__] and the close of business on [__] and is otherwise in compliance with the requirements set forth in the Company’s Bylaws.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2023 Annual Meeting of Stockholders is based on information contained in the Company’s proxy statement for the Annual Meeting. The incorporation of this information in this Proxy Statement should not be construed as an admission by Starboard that such procedures are legal, valid or binding.

OTHER MATTERS AND ADDITIONAL INFORMATION

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. Starboard will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, D.F. King, at the following address or phone number: (212) 269-5550, or call toll free at (800) 591-8263. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

Starboard is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Starboard is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C). THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Starboard Value And Opportunity Master Fund Ltd

May [_], 2022

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	28,700	12/14/2021
Purchase of Common Stock	28,700	12/14/2021
Purchase of Common Stock	7,175	12/21/2021
Purchase of Common Stock	7,175	12/21/2021
Sale of Common Stock	(35,875)	12/21/2021
Sale of Common Stock	(35,875)	12/21/2021
Purchase of Forward Contract	71,750	12/21/2021
Purchase of Common Stock	11,380	01/04/2022
Purchase of Common Stock	11,380	01/04/2022
Purchase of Common Stock	31,295	01/05/2022
Purchase of Common Stock	31,295	01/05/2022
Purchase of Common Stock	17,916	01/10/2022
Purchase of Common Stock	17,916	01/10/2022
Purchase of Common Stock	10,534	01/11/2022
Purchase of Common Stock	10,534	01/11/2022
Purchase of Common Stock	9,958	01/12/2022
Purchase of Common Stock	9,957	01/12/2022
Purchase of Common Stock	25,605	01/13/2022
Purchase of Common Stock	25,605	01/13/2022
Purchase of Common Stock	14,225	01/25/2022
Purchase of Common Stock	14,225	01/25/2022
Purchase of Common Stock	29,554	01/26/2022
Purchase of Common Stock	29,554	01/26/2022
Purchase of Common Stock	20,521	01/26/2022
Purchase of Common Stock	20,521	01/26/2022
Purchase of Common Stock	85,350	01/27/2022
Purchase of Common Stock	85,350	01/27/2022
Purchase of Common Stock	28,450	01/28/2022
Purchase of Common Stock	28,450	01/28/2022
Purchase of Common Stock	44,025	02/02/2022
Purchase of Common Stock	44,025	02/02/2022
Purchase of Common Stock	22,013	02/03/2022
Purchase of Common Stock	22,012	02/03/2022
Purchase of Common Stock	29,401	02/04/2022
Purchase of Common Stock	29,400	02/04/2022
Purchase of Common Stock	132,310	02/04/2022
Purchase of Common Stock	132,310	02/04/2022
Purchase of Common Stock	25,165	02/07/2022
Purchase of Common Stock	25,165	02/07/2022
Purchase of Common Stock	5,518	02/07/2022
Purchase of Common Stock	5,518	02/07/2022
Purchase of Common Stock	20,859	02/08/2022
Purchase of Common Stock	20,860	02/08/2022
Purchase of Common Stock	4,109	02/08/2022
Purchase of Common Stock	4,109	02/08/2022
Purchase of Common Stock	83,381	02/10/2022
Purchase of Common Stock	83,381	02/10/2022
Purchase of Common Stock	88,011	02/11/2022
Purchase of Common Stock	88,010	02/11/2022
Purchase of Common Stock	60,896	02/14/2022
Purchase of Common Stock	60,897	02/14/2022
Purchase of Common Stock	14,455	02/14/2022
Purchase of Common Stock	14,455	02/14/2022
Purchase of Common Stock	40,856	02/15/2022
Purchase of Common Stock	40,856	02/15/2022
Purchase of Common Stock	5,224	02/15/2022
Purchase of Common Stock	5,224	02/15/2022
Purchase of Common Stock	77,961	02/16/2022
Purchase of Common Stock	77,961	02/16/2022
Purchase of Common Stock	24,830	02/17/2022
Purchase of Common Stock	24,830	02/17/2022
Purchase of Common Stock	52,830	02/18/2022
Exercise of Forward Contract	71,750	02/22/2022
Purchase of Common Stock	18,432	02/22/2022
Purchase of Common Stock	18,432	02/22/2022
Purchase of Common Stock	101,098	02/22/2022
Purchase of Common Stock	101,098	02/22/2022
Purchase of Common Stock	53,778	02/23/2022
Purchase of Common Stock	53,778	02/23/2022
Purchase of Common Stock	77,777	02/24/2022
Purchase of Common Stock	77,777	02/24/2022
Purchase of Common Stock	265,265	02/25/2022
Purchase of Common Stock	265,265	02/25/2022
Purchase of Common Stock	315,865	02/25/2022
Purchase of Common Stock	315,865	02/25/2022
Purchase of Common Stock	70,984	02/28/2022
Purchase of Common Stock	70,984	02/28/2022
Purchase of Common Stock	116,856	02/28/2022
Purchase of Common Stock	116,856	02/28/2022
Sale of Common Stock	(29,210)	03/01/2022
Sale of Common Stock	(321,307)	03/01/2022
Purchase of Common Stock	44,833	04/19/2022
Purchase of Common Stock	44,833	04/19/2022
Purchase of Common Stock	14,667	04/19/2022
Purchase of Common Stock	14,667	04/19/2022
Purchase of Common Stock	183,355	04/20/2022
Purchase of Common Stock	54,645	04/20/2022

I-1

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	8,700	12/14/2021
Purchase of Common Stock	2,175	12/21/2021
Sale of Common Stock	(10,875)	12/21/2021
Purchase of Forward Contract	10,875	12/21/2021
Purchase of Common Stock	3,440	01/04/2022
Purchase of Common Stock	9,460	01/05/2022
Purchase of Common Stock	5,416	01/10/2022
Purchase of Common Stock	3,184	01/11/2022
Purchase of Common Stock	3,010	01/12/2022
Purchase of Common Stock	7,740	01/13/2022
Purchase of Common Stock	4,300	01/25/2022
Purchase of Common Stock	8,934	01/26/2022
Purchase of Common Stock	6,203	01/26/2022
Purchase of Common Stock	25,800	01/27/2022
Purchase of Common Stock	8,600	01/28/2022
Purchase of Common Stock	12,750	02/02/2022
Purchase of Common Stock	6,375	02/03/2022
Purchase of Common Stock	8,515	02/04/2022
Purchase of Common Stock	38,318	02/04/2022
Purchase of Common Stock	7,288	02/07/2022
Purchase of Common Stock	1,598	02/07/2022
Purchase of Common Stock	6,041	02/08/2022
Purchase of Common Stock	1,190	02/08/2022
Purchase of Common Stock	24,148	02/10/2022
Purchase of Common Stock	25,489	02/11/2022
Purchase of Common Stock	17,636	02/14/2022
Purchase of Common Stock	4,186	02/14/2022
Purchase of Common Stock	11,833	02/15/2022
Purchase of Common Stock	1,513	02/15/2022
Purchase of Common Stock	22,578	02/16/2022
Purchase of Common Stock	7,191	02/17/2022
Purchase of Common Stock	7,650	02/18/2022
Exercise of Forward Contract	10,875	02/22/2022
Purchase of Common Stock	5,338	02/22/2022
Purchase of Common Stock	29,279	02/22/2022
Purchase of Common Stock	15,574	02/23/2022
Purchase of Common Stock	22,525	02/24/2022
Purchase of Common Stock	76,823	02/25/2022
Purchase of Common Stock	91,477	02/25/2022
Purchase of Common Stock	20,558	02/28/2022
Purchase of Common Stock	33,842	02/28/2022
Sale of Common Stock	(4,259)	03/01/2022
Sale of Common Stock	(46,848)	03/01/2022
Purchase of Common Stock	11,001	04/19/2022
Purchase of Common Stock	3,599	04/19/2022
Purchase of Common Stock	22,496	04/20/2022
Purchase of Common Stock	6,704	04/20/2022

I-2

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	5,200	12/14/2021
Purchase of Common Stock	1,300	12/21/2021
Sale of Common Stock	(6,500)	12/21/2021
Purchase of Forward Contract	6,500	12/21/2021
Purchase of Common Stock	2,080	01/04/2022
Purchase of Common Stock	5,720	01/05/2022
Purchase of Common Stock	3,275	01/10/2022
Purchase of Common Stock	1,925	01/11/2022
Purchase of Common Stock	1,820	01/12/2022
Purchase of Common Stock	4,680	01/13/2022
Purchase of Common Stock	2,600	01/25/2022
Purchase of Common Stock	5,402	01/26/2022
Purchase of Common Stock	3,751	01/26/2022
Purchase of Common Stock	15,600	01/27/2022
Purchase of Common Stock	5,200	01/28/2022
Purchase of Common Stock	7,800	02/02/2022
Purchase of Common Stock	3,900	02/03/2022
Purchase of Common Stock	5,209	02/04/2022
Purchase of Common Stock	23,441	02/04/2022
Purchase of Common Stock	4,459	02/07/2022
Purchase of Common Stock	977	02/07/2022
Purchase of Common Stock	3,696	02/08/2022
Purchase of Common Stock	728	02/08/2022
Purchase of Common Stock	14,773	02/10/2022
Purchase of Common Stock	15,593	02/11/2022
Purchase of Common Stock	10,789	02/14/2022
Purchase of Common Stock	2,561	02/14/2022
Purchase of Common Stock	7,239	02/15/2022
Purchase of Common Stock	926	02/15/2022
Purchase of Common Stock	13,812	02/16/2022
Purchase of Common Stock	4,399	02/17/2022
Purchase of Common Stock	4,680	02/18/2022
Exercise of Forward Contract	6,500	02/22/2022
Purchase of Common Stock	3,265	02/22/2022
Purchase of Common Stock	17,912	02/22/2022
Purchase of Common Stock	9,528	02/23/2022
Purchase of Common Stock	13,780	02/24/2022
Purchase of Common Stock	46,998	02/25/2022
Purchase of Common Stock	55,962	02/25/2022
Purchase of Common Stock	12,576	02/28/2022
Purchase of Common Stock	20,704	02/28/2022
Sale of Common Stock	(2,600)	03/01/2022
Sale of Common Stock	(28,600)	03/01/2022
Purchase of Common Stock	7,837	04/19/2022
Purchase of Common Stock	2,563	04/19/2022
Purchase of Common Stock	16,024	04/20/2022
Purchase of Common Stock	4,776	04/20/2022

I-3

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	3,600	12/14/2021
Purchase of Common Stock	900	12/21/2021
Sale of Common Stock	(4,500)	12/21/2021
Purchase of Forward Contract	4,500	12/21/2021
Purchase of Common Stock	1,480	01/04/2022
Purchase of Common Stock	4,070	01/05/2022
Purchase of Common Stock	2,330	01/10/2022
Purchase of Common Stock	1,370	01/11/2022
Purchase of Common Stock	1,295	01/12/2022
Purchase of Common Stock	3,330	01/13/2022
Purchase of Common Stock	1,850	01/25/2022
Purchase of Common Stock	3,843	01/26/2022
Purchase of Common Stock	2,669	01/26/2022
Purchase of Common Stock	11,100	01/27/2022
Purchase of Common Stock	3,700	01/28/2022
Purchase of Common Stock	5,400	02/02/2022
Purchase of Common Stock	2,700	02/03/2022
Purchase of Common Stock	3,606	02/04/2022
Purchase of Common Stock	16,229	02/04/2022
Purchase of Common Stock	3,087	02/07/2022
Purchase of Common Stock	677	02/07/2022
Purchase of Common Stock	2,558	02/08/2022
Purchase of Common Stock	504	02/08/2022
Purchase of Common Stock	10,227	02/10/2022
Purchase of Common Stock	10,795	02/11/2022
Purchase of Common Stock	7,470	02/14/2022
Purchase of Common Stock	1,773	02/14/2022
Purchase of Common Stock	5,011	02/15/2022
Purchase of Common Stock	641	02/15/2022
Purchase of Common Stock	9,563	02/16/2022
Purchase of Common Stock	3,045	02/17/2022
Purchase of Common Stock	3,240	02/18/2022
Exercise of Forward Contract	4,500	02/22/2022
Purchase of Common Stock	2,261	02/22/2022
Purchase of Common Stock	12,400	02/22/2022
Purchase of Common Stock	6,596	02/23/2022
Purchase of Common Stock	9,540	02/24/2022
Purchase of Common Stock	32,537	02/25/2022
Purchase of Common Stock	38,743	02/25/2022
Purchase of Common Stock	8,707	02/28/2022
Purchase of Common Stock	14,333	02/28/2022
Sale of Common Stock	(1,807)	03/01/2022
Sale of Common Stock	(19,879)	03/01/2022
Purchase of Common Stock	5,425	04/19/2022
Purchase of Common Stock	1,775	04/19/2022
Purchase of Common Stock	11,094	04/20/2022
Purchase of Common Stock	3,306	04/20/2022

I-4

STARBOARD X MASTER FUND LTD

Purchase of Common Stock	13,700	12/14/2021
Purchase of Common Stock	3,425	12/21/2021
Sale of Common Stock	(17,125)	12/21/2021
Purchase of Forward Contract	17,125	12/21/2021
Purchase of Common Stock	5,560	01/04/2022
Purchase of Common Stock	15,290	01/05/2022
Purchase of Common Stock	8,753	01/10/2022
Purchase of Common Stock	5,147	01/11/2022
Purchase of Common Stock	4,865	01/12/2022
Purchase of Common Stock	12,510	01/13/2022
Purchase of Common Stock	6,950	01/25/2022
Purchase of Common Stock	14,439	01/26/2022
Purchase of Common Stock	10,026	01/26/2022
Purchase of Common Stock	41,700	01/27/2022
Purchase of Common Stock	13,900	01/28/2022
Purchase of Common Stock	20,100	02/02/2022
Purchase of Common Stock	10,050	02/03/2022
Purchase of Common Stock	13,423	02/04/2022
Purchase of Common Stock	60,407	02/04/2022
Purchase of Common Stock	11,489	02/07/2022
Purchase of Common Stock	2,519	02/07/2022
Purchase of Common Stock	9,524	02/08/2022
Purchase of Common Stock	1,876	02/08/2022
Purchase of Common Stock	38,068	02/10/2022
Purchase of Common Stock	40,182	02/11/2022
Purchase of Common Stock	27,803	02/14/2022
Purchase of Common Stock	6,600	02/14/2022
Purchase of Common Stock	18,653	02/15/2022
Purchase of Common Stock	2,385	02/15/2022
Purchase of Common Stock	35,593	02/16/2022
Purchase of Common Stock	11,337	02/17/2022
Purchase of Common Stock	12,060	02/18/2022
Exercise of Forward Contract	17,125	02/22/2022
Purchase of Common Stock	8,415	02/22/2022
Purchase of Common Stock	46,157	02/22/2022
Purchase of Common Stock	24,553	02/23/2022
Purchase of Common Stock	35,510	02/24/2022
Purchase of Common Stock	121,109	02/25/2022
Purchase of Common Stock	144,211	02/25/2022
Purchase of Common Stock	32,409	02/28/2022
Purchase of Common Stock	53,351	02/28/2022
Sale of Common Stock	(6,738)	03/01/2022
Sale of Common Stock	(74,123)	03/01/2022
Purchase of Common Stock	20,646	04/19/2022
Purchase of Common Stock	6,754	04/19/2022
Purchase of Common Stock	42,218	04/20/2022
Purchase of Common Stock	12,582	04/20/2022

I-5

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Purchase of Common Stock	11,400	12/14/2021
Purchase of Common Stock	2,850	12/21/2021
Sale of Common Stock	(14,250)	12/21/2021
Purchase of Forward Contract	14,250	12/21/2021
Purchase of Common Stock	4,680	01/04/2022
Purchase of Common Stock	12,870	01/05/2022
Purchase of Common Stock	7,368	01/10/2022
Purchase of Common Stock	4,332	01/11/2022
Purchase of Common Stock	4,095	01/12/2022
Purchase of Common Stock	10,530	01/13/2022
Purchase of Common Stock	5,850	01/25/2022
Purchase of Common Stock	12,154	01/26/2022
Purchase of Common Stock	8,439	01/26/2022
Purchase of Common Stock	35,100	01/27/2022
Purchase of Common Stock	11,700	01/28/2022
Purchase of Common Stock	15,900	02/02/2022
Purchase of Common Stock	7,950	02/03/2022
Purchase of Common Stock	10,618	02/04/2022
Purchase of Common Stock	47,785	02/04/2022
Purchase of Common Stock	9,088	02/07/2022
Purchase of Common Stock	1,993	02/07/2022
Purchase of Common Stock	7,534	02/08/2022
Purchase of Common Stock	1,484	02/08/2022
Purchase of Common Stock	30,114	02/10/2022
Purchase of Common Stock	31,786	02/11/2022
Purchase of Common Stock	21,993	02/14/2022
Purchase of Common Stock	5,220	02/14/2022
Purchase of Common Stock	14,756	02/15/2022
Purchase of Common Stock	1,887	02/15/2022
Purchase of Common Stock	28,156	02/16/2022
Purchase of Common Stock	8,968	02/17/2022
Purchase of Common Stock	9,540	02/18/2022
Exercise of Forward Contract	14,250	02/22/2022
Purchase of Common Stock	6,657	02/22/2022
Purchase of Common Stock	36,512	02/22/2022
Purchase of Common Stock	19,422	02/23/2022
Purchase of Common Stock	28,091	02/24/2022
Purchase of Common Stock	95,803	02/25/2022
Purchase of Common Stock	114,077	02/25/2022
Purchase of Common Stock	25,637	02/28/2022
Purchase of Common Stock	42,203	02/28/2022
Sale of Common Stock	(5,386)	03/01/2022
Sale of Common Stock	(59,243)	03/01/2022
Purchase of Common Stock	16,125	04/19/2022
Purchase of Common Stock	5,275	04/19/2022
Purchase of Common Stock	32,973	04/20/2022
Purchase of Common Stock	9,827	04/20/2022

I-6

JOHN R. MCCORMACK

Purchase of Common Stock	193	03/18/2022
Purchase of Common Stock	757	03/18/2022

VANESSA PEGUEROS

Purchase of Common Stock	1,349	02/28/2022

YAEL ZHENG

Purchase of Common Stock	100	02/25/2022
Purchase of Common Stock	5	02/25/2022
Purchase of Common Stock	2,895	02/25/2022

I-7

SCHEDULE II

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on ________, 2022.

II-1

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Starboard your proxy FOR the election of the Nominees and in accordance with Starboard’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

•	SIGNING the enclosed WHITE proxy card;
•	DATING the enclosed WHITE proxy card; and
•	MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

You may vote your shares [virtually] at the Annual Meeting, however, even if you plan to attend the Annual Meeting [virtually], we recommend that you submit your WHITE proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of Starboard’s proxy materials,

please contact D.F. King at the phone numbers or email address listed below.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 591-8263

Email: lpsn@dfking.com

WHITE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 2, 2022

LIVEPERSON, INC.

2022 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD AND THE OTHER PARTICPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF LIVEPERSON, INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Jeffrey C. Smith and Peter A. Feld, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of LivePerson, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2022 Annual Meeting of Stockholders of the Company scheduled to be held [virtually] on [•], 2022 at [•] [•].m. Eastern Time at [•] (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Starboard Value and Opportunity Master Fund Ltd (“Starboard”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, [“FOR”] PROPOSAL 2 AND [“AGAINST”] PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Starboard’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

[X] Please mark vote as in this example

STARBOARD STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1. STARBOARD [MAKES NO RECOMMENADTION WITH RESPECT TO PROPOSALS 2 AND 3].

1.	Starboard’s proposal to elect [Peter A. Feld, John R. McCormack, Vanessa Pegueros, and Yael Zheng] as directors of the Company.
		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	[Peter A. Feld John R. McCormack Vanessa Pegueros Yael Zheng]	[ ]	[ ]	[ ] ________________ ________________ ________________ ________________

Starboard does not expect that any of the nominees will be unable to stand for election, but, in the event any nominee is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s organizational documents and applicable law. In addition, Starboard has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Company’s organizational documents and applicable law. In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee(s).

STARBOARD INTENDS TO USE THIS PROXY TO VOTE “FOR ALL NOMINEES”, WHICH INCLUDES MESSRS. [FELD AND MCCORMACK AND MSES. PEGUEROS AND ZHENG].

THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF OUR NOMINEES ARE ELECTED.

Note: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line(s) above. Your shares will be voted for the remaining nominee(s).

2.	Company’s proposal to ratify the appointment of BDO USA LLP as the Company’s independent registered public accounting firm for the fiscal year 2022.
☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	Company’s proposal to approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers.
☐	FOR	☐	AGAINST	☐	ABSTAIN

WHITE PROXY CARD

DATED: ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.